             AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON
                                 APRIL 18, 1997

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                 Schedule 13E-4

                          Issuer Tender Offer Statement
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                                 PG ENERGY INC.
                  (Name of Issuer and Person Filing Statement)

                                  -------------

          4.10% CUMULATIVE PREFERRED STOCK, PAR VALUE $100.00 PER SHARE
                         (Title of Class of Securities)

                                  -------------

                                    708747209
                      (CUSIP Number of Class of Securities)

                                  -------------

                                 THOMAS J. WARD
                                    SECRETARY
                                 PG ENERGY INC.
                                 ONE PEI CENTER
                        WILKES-BARRE, PENNSYLVANIA 18711
                                 (717) 829-8843
       (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on Behalf of the Person Filing the Statement)

                                    COPY TO:
                              KENNETH A. LEFKOWITZ
                            HUGHES HUBBARD & REED LLP
                             ONE BATTERY PARK PLAZA
                          NEW YORK, NEW YORK 10004-1482
                                 (212) 837-6000


                                 April 18, 1997
     (Date Tender Offer First Published, Sent or Given to Security Holders)

Calculation of Filing Fee
--------------------------------------------------------------------------------
     Transaction Valuation*                   Amount of Filing Fee

--------------------------------------------------------------------------------
          $5,519,710                                 $1,104
--------------------------------------------------------------------------------

* Determined pursuant to Rule 0-11(b)(1). Assumes the purchase of 78,853 shares at $70.00 per share. Calculation based on the transaction valuation multiplied by one-fiftieth of one percent.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  Not applicable.
Form or Registration No.:  Not applicable.
Filing Party:  Not applicable.
Date Filed:  Not applicable.
--------------------------------------------------------------------------------

ITEM 1.  Security and Issuer.

         (a) The name of the issuer is PG Energy Inc., a Pennsylvania corporation formerly known as Pennsylvania Gas and Water Company (the "Company"), and the address of its principal executive offices is One PEI Center, Wilkes-Barre, Pennsylvania 18711.

         (b) This Schedule relates to the offer by the Company to purchase any and all of its outstanding shares of 4.10% Cumulative Preferred Stock, par value $100.00 per share, voluntary liquidation preference $105.50 per share, involuntary liquidation preference $100.00 per share (the "Shares"), at $70.00 per Share, net to the seller in cash, all upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 18, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. As of April 18, 1997, the Company had issued and outstanding 78,853 Shares. Officers, directors and affiliates of the Company may participate in the Offer on the same basis as the Company's other stockholders, although the Company has been advised that no executive officer, director or affiliate of the Company intends to tender any Shares pursuant to the Offer because no such person owns any Shares. The information set forth on the cover page and under "Introduction" of the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth on the cover page and under "Introduction" and "The Offer-Price Range of Shares; Dividends; Trading Volume" in Section 10 of the Offer to Purchase is incorporated herein by reference.


         (d)  Not applicable.

ITEM 2.  Source and Amount of Funds or Other Consideration.

         (a) The information set forth under "The Offer-Source and Amount of Funds" in Section 12 of the Offer to Purchase is incorporated herein by reference.

         (b) The information set forth under "The Offer-Source and Amount of Funds" in Section 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.

         (a) - (j) The information set forth under "Special Factors-Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" in Section 1 of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  Interest in Securities of the Issuer.

         The information set forth under "The Offer-Transactions and Agreements Concerning the Shares and Other Securities of the Company" in Section 13 of the Offer to Purchase is incorporated herein by reference.

ITEM 5. Contracts, Arrangements, Understandings or Relationships With Respect to the Issuer's Securities.

         The information set forth under "The Offer-Transactions and Agreements Concerning the Shares and Other Securities of the Company" in Section 13 of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  Persons Retained, Employed or to Be Compensated.

         The information set forth under "Introduction" and "The Offer-Fees and Expenses" in Section 15 of the Offer to Purchase is incorporated herein by reference.

ITEM 7.  Financial Information.

         (a) and (b) The information set forth under "The Offer-Certain Information Concerning the Company-Selected Historical Financial Information" in
Section 11 of the Offer to Purchase is incorporated herein by reference, and the information set forth on pages 25 through 48 of the Company's Annual Report on Form 10-K for the year ended December 31, 1996, filed as Exhibit (g)(1) hereto, is incorporated herein by reference.

ITEM 8.  Additional Information.


         (a)  None.

         (b) The information set forth under "Special Factors-Certain Legal Matters; Regulatory and Foreign Approvals; No Appraisal Rights" in Section 4 of the Offer to Purchase is incorporated herein by reference.

         (c)  Not applicable.

         (d)  None.

         (e) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 9.  Material to Be Filed as Exhibits.

         (a)(1)     Form of Offer to Purchase, dated April 18, 1997.

         (a)(2)     Form of Letter of Transmittal with Substitute Form W-9.

         (a)(3) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

         (a)(4) Form of Letter to Stockholders of the Company from Thomas F. Karam, President and Chief Executive Officer of the Company, and Kenneth L. Pollock, Chairman of the Board of the Company, dated April 18, 1997.

         (a)(5)     Form of Notice of Guaranteed Delivery.

         (a)(6) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 18, 1997.

         (a)(7)     Form of Summary Advertisement, dated April 21, 1997.

         (a)(8)     Form of Press Release issued by the Company, dated April
                    18, 1997.

         (b)(1) Promissory Note in the principal amount of $15.0 million dated April 8, 1997, between PG Energy Inc. and Mellon Bank, N.A.

         (c)        None.

         (d)        None.

         (e)        Not applicable.

         (f)        None.


         (g)(1) Pages 25 through 48 of the Company's Annual Report on Form 10-K for the Year Ended December 31, 1996.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      PG Energy Inc.

                                      By:   /s/ John F. Kell, Jr.
                                         --------------------------------------
                                      Name:  John F. Kell, Jr.
                                      Title:  Vice President, Financial Services

Dated:  April 18, 1997

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER                                    DESCRIPTION

(a)(1)       Form of Offer to Purchase, dated April 18, 1997.

(a)(2)       Form of Letter of Transmittal with Substitute Form W-9.

(a)(3) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(4) Form of Letter to Stockholders of the Company from Thomas F. Karam, President and Chief Executive Officer of the Company and Kenneth L. Pollock, Chairman of the Board of the Company, dated April 18, 1997.

(a)(5)       Form of Notice of Guaranteed Delivery.

(a)(6) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 18, 1997.

(a)(7)       Form of Summary Advertisement, dated April 21, 1997.

(a)(8)       Form of Press Release issued by the Company, dated April 18, 1997.

(b)(1) Promissory Note in the principal amount of $15.0 million dated April 8, 1997, between PG Energy Inc. and Mellon Bank, N.A.

(c)          None.

(d)          None.

(e)          Not applicable.

(f)          None.

(g)(1) Pages 25 through 48 of the Company's Annual Report on Form 10-K for the Year Ended December 31, 1996.